UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

LANTHEUS HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

516544103
(CUSIP Number)

DECEMBER 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516544103	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS
AVISTA CAPITAL PARTNERS GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-4773707
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
17,793,600*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
17,793,600*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,793,600*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
56.7%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 4.

CUSIP No. 516544103	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS AVISTA CAPITAL PARTNERS, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-4464005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,138,073*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,138,073*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,138,073*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
32.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* See Item 4

CUSIP No. 516544103	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS AVISTA CAPITAL PARTNERS (OFFSHORE), L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 22-3934137
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,673,319*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,673,319*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,673,319*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 4.

CUSIP No. 516544103	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS ACP-LANTERN CO-INVEST, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 61-1549172
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,982,208*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,982,208*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 4.

Item 1(a).	Name of Issuer

Lantheus Holdings, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices

331 Treble Cove Road North Billerica, MA 01862

Item 2.	(a) Name of Person

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	AVISTA CAPITAL PARTNERS GP, LLC
(ii)	AVISTA CAPITAL PARTNERS, L.P.
(iii)	AVISTA CAPITAL PARTNERS (OFFSHORE), L.P.
(iv)	ACP-LANTERN CO-INVEST, LLC

(b) Address of Principal Business Office or, if none, Residence

All Reporting Persons:

65 East 55th Street, 18th Floor New York, NY 10022.

(c) Citizenship

AVISTA CAPITAL PARTNERS GP, LLC, AVISTA CAPITAL PARTNERS, L.P. and ACP-LANTERN CO-INVEST, LLC: Delaware

AVISTA CAPITAL PARTNERS (OFFSHORE), L.P.: Bermuda

(d) Title of Class of Securities

Common Stock, par value $0.01 per share

(e) CUSIP Number 516544103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)-(c)

Reporting Person	Amount Beneficially Owned(a)	Percent of Class(b)	Number of shares as to which the person has: Sole power to vote or to direct the vote	Number of shares as to which the person has: Shared power to vote or to direct the vote	Number of shares as to which the person has: Sole power to dispose or to direct the disposition of:	Number of shares as to \which the person has: Shared power to dispose or to direct the disposition of:
Avista Capital Partners GP, LLC	17,793,600	56.7%	0	17,793,600	0	17,793,600
Avista Capital Partners, L.P.	10,138,073	32.3%	0	10,138,073	0	10,138,073
Avista Capital Partners (Offshore), L.P.	2,673,319	8.5%	0	2,673,319	0	2,673,319
ACP-Lantern Co-Invest, LLC	4,982,208	15.9%	0	4,982,208	0	4,982,208

(a) Avista Capital Partners GP, LLC ultimately exercises voting and dispositive power over the 10,138,073 shares of Common Stock held by Avista Capital Partners, L.P., the 2,673,319 shares of Common Stock held by Avista Capital Partners (Offshore), L.P., and the 4,982,208 shares of Common Stock held by ACP-Lantern Co-Invest, LLC. Voting and disposition decisions at Avista Capital Partners GP, LLC with respect to those shares are made by an investment committee, the members of which are Thompson Dean, Steven Webster, David Burgstahler, David Durkin, Sriram Venkataraman and Brendan Scollans. Each of the members of the investment committee disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein.

(b) Ownership percentages are based upon the 31,385,670 shares of Common Stock outstanding as of December 31, 2015 as provided by the Issuer’s transfer agent.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2016

AVISTA CAPITAL PARTNERS GP, LLC

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

AVISTA CAPITAL PARTNERS, L.P.
By:	Avista Capital Partners GP, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

AVISTA CAPITAL PARTNERS (OFFSHORE), L.P.
By:	Avista Capital Partners GP, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

ACP-LANTERN CO-INVEST, LLC.
By:	Avista Capital Partners GP, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

EXHIBIT INDEX

Exhibit No.
A	Joint Filing Agreement, dated February 8, 2016, among Avista Capital Partners GP, LLC, Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P. and ACP-Lantern Co-Invest, LLC.

EXHIBIT A

JOINT FILING AGREEMENT

We, the signatories of the Statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Dated: February 8, 2016

AVISTA CAPITAL PARTNERS GP, LLC

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

AVISTA CAPITAL PARTNERS, L.P.
By:	Avista Capital Partners GP, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

AVISTA CAPITAL PARTNERS (OFFSHORE), L.P.
By:	Avista Capital Partners GP, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

ACP-LANTERN CO-INVEST, LLC.
By:	Avista Capital Partners GP, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative